

Matthew Palmer · 3rd   **Freelance**

Director at Freelance

Los Angeles, California · 323 connections · **Contact info**

Experience

Director

Freelance

Jan 2011 – Present · 9 yrs 9 mos

Greater Los Angeles Area

Producer, Director

Elsewhere Pictures LLC

Jul 2011 – Present · 9 yrs 3 mos

San Francisco Bay Area

Written, produced, directed, and edited over a dozen short films and music videos in a variety
of formats, including HD and Super 16mm. Films have been accepted into various festivals and
been nominated for several awards.

Board Member and Volunteer

Camp ReCreation

2011 – Present · 9 yrs

Sacramento, California Area

Honored as an invited member of the Board of Directors for Camp ReCreation, a summer camp
that serves the developmentally disabled population. Duties include overseeing the camp's
online presence.



Associate Producer
Friday's Films
Feb 2013 – Jun 2014 · 1 yr 5 mos
San Francisco Bay Area



Contributing Writer
Conducive Chronicle
2010 – 2011 · 1 yr
Greater New York City Area

Wrote weekly column on a variety of media-related subjects for the online magazine.

Education



New York University
Media Studies
2007 – 2011

